EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(unaudited)

						Twelve Months Ended	Three Months Ended
	Year Ended December 31,					March 31,	March 31,
In thousands, except share data	2017	2016	2015	2014	2013	2018	2018
Fixed Charges, as defined:
Interest on Long-Term Debt	$36,809	$34,508	$37,918	$40,066	$40,825	36,915	$9,340
Other Interest	2,274	3,404	3,173	2,718	2,709	2,422	681
Amortization of Debt Discount and Expense	2,017	1,671	1,760	1,963	1,877	2,023	507
Capitalized Interest	2,598	—	—	—	—	3,612	1,014
Interest Portion of Rentals	2,574	2,048	1,976	2,302	1,910	2,304	480
Total Fixed Charges, as defined	$46,272	$41,631	$44,827	$47,049	$47,321	47,276	$12,022
Earnings, as defined:
Net Income	$(55,623)	$58,895	$53,703	$58,692	$60,538	$(54,396)	$41,537
Taxes on Income	(30,757)	40,714	35,753	41,643	41,705	(42,218)	15,462
Fixed Charges, as above	46,272	41,631	44,827	47,049	47,321	47,276	12,022
Total Earnings, as defined	$(40,108)	$141,240	$134,283	$147,384	$149,564	$(49,338)	$69,021
Ratios of Earnings to Fixed Charges	*	3.39	3.00	3.13	3.16	*	5.74

* Earnings were insufficient to cover fixed charges by approximately $96.6 million and $86.4 million for the twelve months ended March 31, 2018 and December 31, 2017, respectively, primarily due to the impairment of long-lived assets at the Gill Ranch Facility in December 2017. For additional information, see Note 2 in the 2017 Form 10-K.